UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Global Indemnity Group, LLC
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

37959R103
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Fund Advisors, Inc. 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

684,995

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

684,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,955

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

684,955

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

684,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,955

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

684,955

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

684,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,955

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

684,955

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

684,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,955

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

684,955

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

684,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,955

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

Item 1.	Security and Issuer.

The name of the issuer is Global Indemnity Group, LLC, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3 Bala Plaza East, Suite 300, Bala Cynwyd, PA 19004, United States of America. This Schedule 13D relates to the Issuer's Class A Common Stock, (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), (ii) Harbert Management Corporation, an Alabama corporation (“HMC”), (iii) Jack Bryant, a United States citizen, (iv) Kenan Lucas, a United States citizen, and (v) Raymond Harbert, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	HFA is registered as an investment adviser with the U.S. Securities and Exchange Commission. HFA’s principal business is providing investment advice, and certain operational and administrative services, to its clients. Kenan Lucas is the portfolio manager for the client accounts that hold the shares (the “Clients”). Jack Bryant is a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Clients, over which HFA, HMC, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by the Clients is approximately $16,570,733.

Item 4.	Purpose of Transaction.

No changes to the Schedule 13D filed on November 6, 2020

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, (i) HFA, HMC, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 684,955 Shares, constituting 6.7% of the Shares, based upon *10,242,703 Shares outstanding.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 684,955 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 684,955 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 684,955 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 684,955 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 684,955 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 684,955 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 684,955 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 684,955 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 684,955 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 684,955 Shares.

The transactions by the Reporting Persons in the securities of the Issuer since the initial Schedule 13D are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Class A Common Shares at October 29, 2020, as reported in the Issuer's Form 10-Q, filed on November 9, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The holdings listed above are held by the Clients.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2020
(Date)

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant *
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment number one to the Schedule 13D, dated November 6, 2020, relating to the Class A Common Stock of Global Indemnity Group, LLC. shall be filed on behalf of the undersigned.

November 25, 2020
(Date)

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
11/9/2020	GBLI US EQUITY	3,356		27.1255
11/9/2020	GBLI US EQUITY	2,296		27.1255
11/9/2020	GBLI US EQUITY	1,732		27.1255
11/9/2020	GBLI US EQUITY	671		27.1255
11/10/2020	GBLI US EQUITY	11,708		26.9000
11/10/2020	GBLI US EQUITY	8,009		26.9000
11/10/2020	GBLI US EQUITY	6,041		26.9000
11/10/2020	GBLI US EQUITY	2,342		26.9000
11/11/2020	GBLI US EQUITY	5,956		26.0850
11/11/2020	GBLI US EQUITY	4,074		26.0850
11/11/2020	GBLI US EQUITY	3,073		26.0850
11/11/2020	GBLI US EQUITY	1,191		26.0850
11/12/2020	GBLI US EQUITY	1,893		26.3050
11/12/2020	GBLI US EQUITY	1,295		26.3050
11/12/2020	GBLI US EQUITY	977		26.3050
11/12/2020	GBLI US EQUITY	379		26.3050
11/13/2020	GBLI US EQUITY	915		26.9000
11/13/2020	GBLI US EQUITY	627		26.9000
11/13/2020	GBLI US EQUITY	472		26.9000
11/13/2020	GBLI US EQUITY	183		26.9000
11/16/2020	GBLI US EQUITY	7,719		27.1360
11/16/2020	GBLI US EQUITY	5,280		27.1360
11/16/2020	GBLI US EQUITY	3,983		27.1360
11/16/2020	GBLI US EQUITY	1,544		27.1360
11/17/2020	GBLI US EQUITY	840		27.2061
11/17/2020	GBLI US EQUITY	574		27.2061
11/17/2020	GBLI US EQUITY	433		27.2061
11/17/2020	GBLI US EQUITY	168		27.2061
11/18/2020	GBLI US EQUITY	980		27.2127
11/18/2020	GBLI US EQUITY	671		27.2127
11/18/2020	GBLI US EQUITY	505		27.2127
11/18/2020	GBLI US EQUITY	196		27.2127
11/19/2020	GBLI US EQUITY	3,099		27.0000
11/19/2020	GBLI US EQUITY	2,120		27.0000
11/19/2020	GBLI US EQUITY	1,598		27.0000
11/19/2020	GBLI US EQUITY	620		27.0000
11/20/2020	GBLI US EQUITY	1,877		27.2478
11/20/2020	GBLI US EQUITY	1,284		27.2478
11/20/2020	GBLI US EQUITY	969		27.2478
11/20/2020	GBLI US EQUITY	375		27.2478
11/23/2020	GBLI US EQUITY	2,594		27.5195
11/23/2020	GBLI US EQUITY	1,775		27.5195
11/23/2020	GBLI US EQUITY	1,338		27.5195
11/23/2020	GBLI US EQUITY	519		27.5195
11/24/2020	GBLI US EQUITY	4,167		27.2500
11/24/2020	GBLI US EQUITY	3,317		27.2267
11/24/2020	GBLI US EQUITY	2,850		27.2500
11/24/2020	GBLI US EQUITY	2,269		27.2267
11/24/2020	GBLI US EQUITY	2,150		27.2500
11/24/2020	GBLI US EQUITY	1,712		27.2267
11/24/2020	GBLI US EQUITY	833		27.2500
11/24/2020	GBLI US EQUITY	664		27.2267